                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                        --------------------------------

                                    FORM 11-K

               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-8606

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                       ----------------------------------

                        VERIZON SAVINGS AND SECURITY PLAN
                           FOR MID-ATLANTIC ASSOCIATES

                           VERIZON COMMUNICATIONS INC.
                           1095 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036

                          INDEPENDENT AUDITORS' REPORT

To the Verizon Employee Benefits Committee:


We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Verizon Savings and Security Plan for Mid-Atlantic Associates as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus, LLP

New York, New York

June 21, 2002

          VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 2001
                             (thousands of dollars)


                                                 ESOP Shares  ESOP Shares
                                      Other        Fund          Fund
                                   Investments   Allocated    Unallocated     Total
                                   -----------   -----------  -----------  ----------
ASSETS:

Investment in master trusts         $1,853,645   $  316,624   $   21,205   $2,191,474
                                    ----------   ----------   ----------   ----------
       Total assets                  1,853,645      316,624       21,205    2,191,474

LIABILITIES:

Notes payable                                -            -       11,175       11,175
                                    ----------   ----------   ----------   ----------

       Total liabilities                     -            -       11,175       11,175
                                    ----------   ----------   ----------   ----------

Net assets available for benefits   $1,853,645   $  316,624   $   10,030   $2,180,299
                                    ==========   ==========   ==========   ==========

    The accompanying notes are an integral part of the financial statements.

          VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 2000
                             (thousands of dollars)

                                                               ESOP Shares        ESOP Shares
                                                 Other            Fund              Fund
                                              Investments       Allocated         Unallocated          Total
                                            --------------    -------------     ---------------   ------------
ASSETS:

Investment in Master Trust                    $1,882,175        $  372,025        $   37,362        $2,291,562

                                              ----------        ----------        ----------        ----------
       Total assets                            1,882,175           372,025            37,362         2,291,562

LIABILITIES:

Administrative expenses payable                      619               138                 -               757
Commitments                                            -                 -             9,399             9,399
Notes payable                                          -                 -            17,015            17,015
                                              ----------        ----------        ----------        ----------

       Total liabilities                             619               138            26,414            27,171
                                              ----------        ----------        ----------        ----------

Net assets available for benefits             $1,881,556        $  371,887        $   10,948        $2,264,391
                                              ==========        ==========        ==========        ==========

    The accompanying notes are an integral part of the financial statements.

          VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (thousands of dollars)

                                                    ESOP Shares    ESOP Shares
                                        Other          Fund           Fund
Additions:                           Investments     Allocated     Unallocated        Total
                                     -----------    -----------    -----------    -----------
   Contributions:
     Employee                            150,076              -              -        150,076
     Employer                             80,341              -              -         80,341
                                     -----------    -----------    -----------    -----------
     Total additions                     230,417              -              -        230,417
                                     -----------    -----------    -----------    -----------

     Transfer between funds                2,040         (2,458)           418              -

Deductions:

   Benefits paid to participants         224,519         44,370              -        268,889
   Net investment loss                    24,074          5,723            301         30,098
   Interest expense                            -              -          1,009          1,009
   Administrative expenses                 4,471            805             26          5,302
   Transfers to other plans, net           7,304          1,907              -          9,211
                                     -----------    -----------    -----------    -----------
     Total deductions                    260,368         52,805          1,336        314,509
                                     -----------    -----------    -----------    -----------

     Net decrease                        (27,911)       (55,263)          (918)       (84,092)

Net assets available for benefits:

   Beginning of year                   1,881,556        371,887         10,948      2,264,391
                                     -----------    -----------    -----------    -----------
   End of year                       $ 1,853,645    $   316,624    $    10,030    $ 2,180,299
                                     ===========    ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

         Verizon Savings and Security Plan for Mid-Atlantic Associates

                         Notes to Financial Statements

                           December 31, 2001 and 2000

1.       Description of the Plan

         The following description of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the "Plan") provides only general information. Participants should refer to the Benefits Handbook, the Plan Document and Prospectus for a complete description of the Plan's provisions.

         General

                  Effective January 1, 2001, the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South was renamed Verizon Savings and Security Plan for Mid-Atlantic Associates.

         Bell Atlantic Corporation Merger with GTE Corporation

                  On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998 and began doing business as Verizon Communications.

                  Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE stockholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock they owned.

                  On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc. ("Verizon").

         Eligibility

                  The Plan is a defined contribution plan covering certain collectively bargained, non-salaried regular associate employees of participating subsidiaries and affiliates of Verizon ("Participating Affiliates"). The Plan was established by Verizon to provide a convenient way for eligible associate employees to save on a regular and long-term basis. Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan as soon as practicable following the date of hire. A portion of the Plan covering eligible employees of certain Participating Affiliates is also characterized as an Employee Stock Ownership Plan
         (ESOP).

         Vesting and Contributions

                  Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of most Participating Affiliates, the employer matching contributions are in an amount equal to 80% of basic contributions for Plan year 2000, up to August 5,2001. For pay periods on or after August 5, 2001, the employer matching contributions increased to 82% of basic contributions. Certain participating subsidiaries have other employee contribution and employer matching contribution arrangements. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

                  Employer matching contributions are invested only in the Verizon Shares Fund and/or the ESOP until employees reach age 50 and complete one year of service, at which point they may begin to diversify the matching contributions.

         Verizon Savings and Security Plan for Mid-Atlantic Associates

                         Notes to Financial Statements

                                  (Continued)

                  The Plan provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's nonvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the Plan.

         Investment Options

                  Participants are able to invest in any of the current investment options as outlined in the Plan document.

         Participant Loans

                  The Plan includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the Plan. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (fifteen years for a loan to purchase a principal residence). Each new loan will bear interest at a rate based upon the prime rate, as published in the Wall Street Journal, for loans up to sixty months and prime rate plus one percent for loans from sixty-one months to fifteen years.

         Termination Priorities

                  Although it has not expressed any intent to do so, Verizon has the right under the Plan to discontinue all employer matching contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act ("ERISA"), of 1974, as amended. In the event of plan termination, participants would become 100% vested in their accounts.

         Change in Trustee and Recordkeeper

                  For Plan Year 2000, and through December 20, 2001, the Plan participated in the Bell Atlantic Master Trust (the "Former Master Trust") for which Mellon Bank, N.A. was the Trustee (the "Former Trustee"). On December 21, 2001, the assets of the Plan were transferred to the Verizon Master Savings Trust (the "Master Trust") at Fidelity Management Trust Company (the "Trustee").

                  For Plan Year 2000, and through December 20, 2001, the Unifi Group of PricewaterhouseCoopers LLP was the Recordkeeper for the Plan. On December 21, 2001, responsibility for the recordkeeping of the Plan was transferred to Fidelity Institutional Retirement Services Company.

2.       Accounting Policies

         Value of Investments

                  Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

         sources where available or, if not available, from other sources considered reliable, generally broker quotes.

                  Forward currency, index futures and option contracts are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates, index futures and option prices are readily available from published sources. Temporary cash investments are stated at redemption value, which approximates fair value.

         Commitments

                  Commitments at December 31, 2000 represented the value of the ESOP shares to be allocated to participants' accounts once the scheduled corresponding loan payments were made in 2001.

         Net Investment Gain/(Loss) from Master Trust

                  The statement of changes in net assets available for benefits reflects the net investment gain/(loss) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         Distributions

                  Distributions elected to be withdrawn from the Plan by participants are recorded when paid.

         Plan Expenses

                  The Plan pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the Plan's disbursement account, as held by the Trustee, in accordance with Plan provisions and to the extent permitted by law. Verizon pays any expenses not paid by the Plan.

         Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United Sates of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Risks and Uncertainties

                  The Plan provides for various participant investment options in various combinations of funds, which can invest in various combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants'

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

         account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

         Reclassifications

                  Certain amounts in the prior year financial statements and footnotes have been reclassified to conform to the current year presentation.



3.       Non Participant-Directed Investments

                  Information about the net assets and the significant components of the changes in net assets related to the Plan's non participant-directed investments is as follows (in thousands):

                                                     As of December 31,
                                                     ------------------
                                                   2001              2000
                                                   ----              ----
               Net assets:
               ----------

               Verizon common stock              $589,557          $625,940


               Changes in net assets:           Year ended December 31, 2001
               ----------------------           ----------------------------

               Employer contributions                      $ 80,375
               Net investment loss                          (21,163)
               Benefits paid to participants                (91,946)
               Interest expense                              (1,009)
               Other                                         (2,640)
                                                           --------

               Net decrease                                $(36,383)
                                                           ========

4.       Investments

         Investment in Master Trusts

                  On December 21, 2001, the assets of the Plan and the Verizon's Bell Atlantic Savings Plan for Salaried Employees (the "VBASP Plan") were transferred into the Master Trust from the Former Master Trust. However, a small percentage of the assets remained in the custody of the Former Trustee and part of the Former Master Trust as of December 31, 2001.

                  At December 31, 2001, the Plan participated in the Master Trust, and, along with the GTE Hourly Savings Plan (the "GTE Hourly Plan") and the Verizon GTE Savings Plan (the "GTE Savings Plan"), owned a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 2001, the Plan owned approximately 14% of the assets in the Master Trust.

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

         The following schedules reflect the Master Trust net investments by investment type as of December 31, 2001, and investment income (loss) for the year ended December 31, 2001 (in thousands):

                                                           Net Investment Income (Loss)
                                                                 in Master Trust
                                                           Year Ended December 31, 2001
                                                           ----------------------------

                                                           Interest &        Net Appreciation
         Investments in Master Trust                        Dividends         (Depreciation)
         ---------------------------                        ---------         --------------
         Verizon common stock        $ 8,111,638            $ 90,123            $(174,651)
         Investment contracts          2,009,622                   -               46,278
         Commingled funds              1,241,379                   -              (77,195)
         Mutual funds                  1,356,184              27,379             (243,063)
         Money market fund             1,255,707              12,211                    -
         Common stock                    141,798                   -                    -
         Loans to participants           438,295              14,423                    -
                                     -----------            --------            ---------
         Total                       $14,554,623            $144,136            $(448,631)
                                     ===========            ========            =========

              The Plan's share in the net investment loss in the Master Trust of approximately $22.7 million relates to the period from December 21, 2001 to December 31, 2001.

         Investment in Former Master Trust

              The assets are either (1) pooled between defined benefit plans and defined contribution plans or (2) net assets that are specific to defined benefit plans, or (3) net assets specific to defined contribution plans.

              The total fair value of the Former Master Trust at December 31, 2001 and 2000, was approximately $54.2 billion and $52.5 billion, respectively (of which net assets totaling approximately $39.1 billion and $29.0 billion, respectively are specific to the defined benefit plans, item (2) above, for which separate financial statements are prepared).

              At December 31, 2001, a small percentage of the net assets of the Plan participated in the Former Master Trust, and, along with the Verizon Savings and Security Plan for New York and New England Associates (the "NYNE Plan"), the GTE Savings Plan, and the GTE Hourly Plan, and Verizon's defined benefit plans owned a percentage of the assets in the Former Master Trust. These percentages are based on a pro rata share of the Former Master Trust assets.

         Investments Held in Defined Contribution Plan Specific Accounts

              At December 31, 2001, a small percentage of the net assets of the Plan, along with the NYNE Plan, the GTE Savings Plan, and the GTE Hourly Plan held certain investments in defined contribution plan specific accounts.

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

              Net assets held in the defined contribution plan specific accounts of the Former Master Trust at fair value at December 31, were as follows (in thousands):

         Description                                                      2001           2000
         -----------                                                      ----           ----
         Common stock                                                  $2,435,023    $   478,463
         Verizon common stock                                           2,222,435      8,105,225
         Temporary cash investments                                        32,015        204,999
         Investment contracts                                             494,501      1,792,864
         Corporate debt                                                   114,591        235,651
         Loans to participants                                            177,201        414,369
         Other                                                              5,831          1,051
                                                                       ----------     ----------
                                                                        5,481,597     11,232,622
         Liabilities                                                            -        481,960
                                                                       ----------     ----------

         Total net assets in defined contribution
         plan specific accounts                                        $5,481,597    $10,750,662
                                                                       ==========    ===========

              At December 31, 2001, the Plan, along with the NYNE Plan, the GTE Savings Plan and the GTE Hourly Plan owned a percentage of the $2.4 billion investment in common stock listed above. The Plan's percentage interest in the investment in common stock at December 31, 2001, was 5%.


              The Plan's percentage interest in the total defined contribution plan specific accounts was 2.42% and 19.10% at December 31, 2001 and 2000.

              In the Master Trust, at December 31, 2001, a portion of certain funds is invested in 62 contracts held with 23 insurance companies and banks. Standard & Poor's, as of December 31, 2001 rated the issuers of these contracts and the contracts' underlying securities, A or better. The contracts are included in the financial statements at contract value, which approximates fair value, of approximately $2.0 billion, as reported by the insurance companies and banks.

              Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Included in the insurance contracts are synthetic investment contracts, which combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. At December 31, 2001, the fair value and contract value of the synthetic investment contracts was approximately $1.3 billion and $1.2 million, respectively.

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

              In the Master Trust and the Former Master Trust, the contracts had average yields of 6.6% and 6.1% for the year ended December 31, 2001 and 2000, respectively. The crediting interest rates ranged from 5.1% to 7.5% at December 31, 2001, and 5.1% to 7.9% at December 31, 2000. The contracts have scheduled maturities from January 2, 2002 to July 5, 2006. No valuation reserve was recorded at December 31, 2001 and 2000, to adjust contract amounts.

         Investments Held in Pooled Accounts

              The Plan had assets in the pooled investments of the Former Master Trust only until December 21, 2001.

              The pooled investments of the Former Master Trust are unitized and aggregated with a carrying value of $12.9 billion at December 31, 2000. Because the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income in the Master Trust pooled accounts in this footnote.

              Net assets held in the Former Master Trust pooled accounts at December 31, 2000 were as follows (in thousands):

         Description

         Receivables                                          $ 1,165,169
         Common stock                                          11,627,100
         Verizon common stock                                      65,105
         Preferred stock                                           58,441
         U.S. government securities                               102,186
         Corporate debt                                           161,373
         Temporary cash investments                               412,240
         Other investments                                        461,293
                                                              -----------
                                                               14,052,907

         Liabilities                                            1,144,753
                                                              -----------

         Total pooled net assets                              $12,908,154
                                                              ===========

              The Plan's percentage in pooled accounts was 1.6% at December 31, 2000.

              The Plan's interests in the Master Trust and the Former Master Trust carrying value and related investment loss are reported as the "Investments in Master Trust" in the statements of net assets available for benefits and "net investment loss" in the statement of changes in net assets available for benefits.

5.       Investment Income (Loss)

              Investment income (loss) is allocated to the Plan daily in accordance with its daily percentage of interest in the Former Master Trust and Master Trust's accounts. Percentage of interest is based on the daily ratio of units owned by the Plan to the

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

     total units in the Former Master Trust pooled accounts. Investment income
     (loss) related to the investments held in the Master Trust and in the defined contribution plan specific accounts of the Former Master Trust is allocated to the Plan daily in accordance with its percentage of interest.

          The net investment loss in pooled accounts and the defined contribution plan specific accounts for the year ended December 31, 2001, consists of the following (in thousands):

                                                  Interest   Net Appreciation
                                                & Dividends   (Depreciation)
                                                -----------    ------------
     Description
     -----------
     Common and preferred stock                   $200,046     $(986,525)
     U.S. government securities                     12,526             -
     Corporate debt                                 31,839             -
     Temporary cash investments                     16,464             -
     Other                                          88,453         4,041
                                                  --------     ---------
               Total                              $349,328     $(982,484)
                                                  ========     =========

          The Plan's share in the allocated net investment loss in the Former Master Trust of approximately $7.4 million relates to the period from January 1, 2001 to December 21, 2001.

          For the year ended December 31, 2001, the allocated net investment loss from the Master Trust and the Former Master Trust to the Plan was $30.1 million.

6.   Derivative Financial Instruments - Master Trust and Former Master Trust

          Derivative financial instruments are used in the trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the Plan's assets and speculation are prohibited as stated in the Plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the Plan's foreign asset base.

          All derivative activity is allocated to the Plan in accordance with the Plan's fund options' respective percentage of interest. Derivative instruments relate primarily to futures and forward/option contracts. The Plan's interest in funds, which utilized such financial instruments, is not considered material to the Plan's financial statements.

7.   Tax Determination

          On November 13, 1997, the Internal Revenue Service issued a ruling that the Plan meets the requirements of Section 401(a) of the Code and is exempt from Federal income taxes under Section 501(a) of the Code and that the ESOP portion of the Plan qualifies as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

8.   Employee Stock Ownership Plan

          The Leveraged ESOP ("LESOP") is a leveraged fund that invests in Verizon common stock. The LESOP component of the Plan, initially founded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee's Basic Pre-Tax Contributions and After-Tax Contributions. The LESOP will generate a portion of the shares acquired for employer matching contributions but not more than the amount required for those contributions. In the event of a shortfall, Verizon and its participating subsidiaries make additional employer matching contributions to the Plan.

          Any surplus is allocated in equal amounts to the Plan accounts of participants who, as of the last day of the year, are active employees of Verizon and its Participating Affiliates, and have account balances under the Plan. The employee may not withdraw or transfer funds out of the LESOP fund except for hardship withdrawals and those participants over age 50 with more than one year of participation in the Plan.

          The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the federal law regarding the alternative minimum tax. Portions of the LESOP notes were refinanced on two separate occasions. In 1998, $11 million was refinanced at 5.5%, and in 1999, $11 million at 4.64%. Interest and principal payments are guaranteed by Verizon and are due on January 1 and July 1 of each year.

     The following table displays the principal maturities under the notes with the final payment due July 1, 2005 (in thousands):

                               2002     $ 3,384
                               2003       3,557
                               2004       2,320
                               2005       1,914
                                        -------
                                        $11,175
                                        =======

9.   Related Party Transactions

     Verizon Investment Management Corp. ("VIMCO"), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan.

10.  Concentrations of Credit Risk

          Financial instruments that potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

          The Plan places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The Plan regularly monitors the financial stability of the financial institutions and insurance companies.

          Verizon Savings and Security Plan for Mid-Atlantic Associates

                          Notes to Financial Statements

                                   (Continued)

11.      Reconciliation of Financial Statements to Form 5500

                  The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid be reported as liabilities on the Plan's 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefits should not be accrued as liabilities of the Plan.

         The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reported in Form 5500 (in thousands):

                                                               2001          2000
                                                               ----          ----
         Net assets available for benefits presented
           in the Statements of Net Assets Available
           for Benefits                                     $ 2,180,299   $ 2,264,391

         Less:   Benefit claims payable presented
                      in the Asset and Liability
                      Statements in Form 5500                         -           710
                                                            -----------   -----------

         Net assets available for benefits presented in
          the Asset and Liability Statements in Form 5500   $ 2,180,299   $ 2,263,681
                                                            ===========   ===========

         The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500 (in thousands):

                                                                             2001
                                                                             ----
         Benefits paid to participants
            per the Statement of Changes in
            Net Assets Available for Benefits                             $   268,889


         Less:  Prior year benefit claims payable
                  per the Asset and Liability
                  Statements on Form 5500                                         710
                                                                          -----------

         Benefits paid to participants and beneficiaries
            Per the Form 5500                                             $   268,179
                                                                          ===========

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Verizon Savings and Security Plan for

Mid-Atlantic Associates

            By: /s/ Ezra D. Singer
                ------------------------
                    Ezra D. Singer

(Chairman, Verizon Employee Benefits Committee)



Date: June 24, 2002